

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 5, 2009

Mr. John Punzo
Chief Executive Officer
Exterra Energy Inc.
1717 St. James Place, Suite 205
Houston, TX 77056

**Re:    Exterra Energy Inc.**
**Item 4.02 Form 8-K**
**File No.  000-52319**

Dear Mr. Punzo:

We have completed our review of your Item 4.02 Form 8-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief